UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Depomed, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

249908104
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,015,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,015,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,636,387
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,636,387
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,636,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 548,714
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 548,714
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 548,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,821
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 304,821
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,821
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 304,821
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,821
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 304,821
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,015,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,015,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,015,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,015,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,015,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,015,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,015,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,015,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,015,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,015,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,015,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,015,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON JOHN J. DELUCCA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON JAMES P. FOGARTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,450
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 16,450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON PETER A. LANKAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON MARY K. PENDERGAST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

 The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)
Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

CUSIP NO. 249908104

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xiii)	Gavin T. Molinelli, as a nominee for the Board;

(xiv)	John J. Delucca, as a nominee for the Board;

(xv)	James P. Fogarty, as a nominee for the Board;

(xvi)	Peter A. Lankau, as a nominee for the Board; and

(xvii)	Mary K. Pendergast, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Amended and Restated Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell, Feld, and Molinelli is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.  The principal business address of Mr. Delucca is 314 Ardmore Road, Ho-Ho-Kus, New Jersey 07423. The principal business address of Mr. Fogarty is 14 Old Roaring Brook Road, Mount Kisco, New York 10549. The principal business address of Mr. Lankau is P.O. Box 827, Gwynedd Valley, Pennsylvania 19437. The principal business address of Ms. Pendergast is 4328 Yuma Street, NW, Washington, DC 20016.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Molinelli’s principal occupation is serving as Managing Director of Starboard Value LP. Mr. Delucca’s principal occupation is serving as the President of Atlantic & Gulf, Limited, L.L.C. Mr. Fogarty is currently a private investor. Mr. Lankau’s principal occupation is serving as a principal in the consulting firm, Lankau Consulting LLC. Ms. Pendergast’s principal occupation is serving as the President of Pendergast Consulting.

CUSIP NO. 249908104

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Molinelli, Delucca, Fogarty, Lankau and Ms. Pendergast are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 4,636,387 Shares beneficially owned by Starboard V&O Fund is approximately $69,569,420, excluding brokerage commissions.  The aggregate purchase price of the 548,714 Shares beneficially owned by Starboard S LLC is approximately $8,268,638, excluding brokerage commissions. The aggregate purchase price of the 304,821 Shares beneficially owned by Starboard C LP is approximately $4,573,428, excluding brokerage commissions. The aggregate purchase price of the 525,078 Shares held in the Starboard Value LP Account is approximately $7,904,355, excluding brokerage commissions.

The Shares owned directly by Mr. Fogarty were purchased with personal funds in open market purchases. The aggregate purchase price of the 16,450 Shares directly owned by Mr. Fogarty is approximately $249,711, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed in the Schedule 13D, the Reporting Persons have significant concerns regarding serious corporate governance deficiencies, questionable capital allocation decisions, and egregious actions taken by the Issuer’s Board of Directors (the “Board”) to impede strategic interest in acquiring the Issuer and to suppress shareholder rights, which Starboard Value LP and it affiliates (“Starboard”) have outlined in a letter to the Issuer, dated April 8, 2016 and an open letter to shareholders of the Issuer, dated May 26, 2016.  Starboard’s concerns are exemplified by (i) the manner in which the Issuer sought to fend off an unsolicited proposal from Horizon Pharma plc in 2015 through its unilateral adoption of a poison pill with a 10% trigger threshold and Bylaw amendments aimed at making it significantly more difficult and time-consuming for shareholders to call a special meeting, and more recently, (ii) the surreptitious manner in which the Board attempted to further entrench itself under the guise of a proposal to reincorporate the Issuer in Delaware. Starboard believes the Board clearly lacks the independence, objectivity, and perspective needed to make decisions that are in the best interests of shareholders.

CUSIP NO. 249908104

To that end, Starboard delivered a new written request, dated May 26, 2016, to the Issuer in accordance with the Issuer’s Bylaws, that the Board set a record date for determining the shareholders entitled to call a special meeting (the “Record Date Request Notice”) for purposes of seeking to remove and replace the current Board.  The Record Date Request Notice supersedes Starboard’s initial request delivered to the Issuer on April 8, 2016 (the “Initial Record Date Request Notice”). The Initial Record Date Request Notice was delivered to the Issuer in order to preserve Starboard’s rights under California law and mitigate the risk that the Issuer would seek to further amend its governance provisions to suppress shareholder rights.

Since delivering the Initial Record Date Request Notice, Starboard has undertaken an extensive process to carefully vet a slate of highly-qualified nominees that included the evaluation of over 100 qualified potential candidates.  Starboard has selected a group of six candidates possessing unique skill sets and perspectives directly relevant to the Issuer’s business and current challenges, including pharmaceutical operations, healthcare regulatory, finance, board governance and oversight, and mergers and acquisitions expertise, as exemplified by their biographies below.

John J. Delucca is currently the President of Atlantic & Gulf, Limited, L.L.C., an investment and consulting company, a position he has held since 2004.  Previously, Mr. Delucca was Executive Vice President and Chief Financial Officer of the REL Consultancy Group, a business consulting firm, from 2003 until his retirement in 2004.  Prior to that, he served as Chief Financial Officer and Executive Vice President, Finance & Administration, of Coty, Inc., a fragrance and beauty products company, from 1998 to 2002. From 1993 to 1998, he was Senior Vice President and Treasurer of RJR Nabisco, Inc.  During his earlier career, he also served in executive positions for Hascoe Associates, Inc., The Lexington Group, the Trump Group, International Controls Corp., and Textron, Inc.  Mr. Delucca has extensive corporate governance experience serving as a member of the Boards of Directors of numerous companies, including: Endo International plc (NASDAQ: ENDP), a global specialty pharmaceutical company, from 2006 to June 2015; MergeWorthRx Corp. (NASDAQ: NWRX), a special purpose acquisition, from June 2013 to January 2015; Elster Group SE, a then publicly traded German integrated metering and smart grid technology company, from October 2010 to October 2012; The Elliot Company, a manufacturer of turbines and generation equipment and wholly owned subsidiary of the public Japanese company Ebara Corporation, from 1997 to August 2012; ITC Deltacom, a then publicly traded telecommunications company, from 2004 to 2010; Tier Technologies, Inc., a then publicly traded payment solutions company, from 2007 to 2010; British Energy, a then publicly traded UK-based electricity generation company, from 2004 to 2009; and Enzo Biochem Inc. (NYSE:ENZ), a leading life sciences biotechnology company, from 1984 to 2008.  Mr. Delucca also previously served as a director of Horizon Natural Resources, Kash n’ Karry, Nature’s Food Centres, RKO Warner Theaters, Emperor Clock Co., and Edison Controls Corp.  He holds a Bachelor of Arts degree from Bloomfield College and a Masters of Business Administration from Farleigh-Dickinson University School of Graduate Study.

James P. Fogarty is currently a private investor.  Previously, he was the Chief Executive Officer and a Director of Orchard Brands, a multi-channel marketer of apparel and home products, from November 2011 until its sale in July 2015, and was a Senior Advisor to acquirer Bluestem Group Inc. for a transition period through October 2015.  Prior to that, Mr. Fogarty was a private investor from November 2010 to November 2011.  Since October 2014, Mr. Fogarty has served as a member of the Board of Directors of Darden Restaurants, Inc. (NYSE:DRI), a full service restaurant company, where he serves as Chairman of its Compensation Committee and as a member of its Finance Committee.  From April 2009 until November 2010, Mr. Fogarty was President, Chief Executive Officer and Director of Charming Shoppes, Inc. (NASDAQ:CHRS), a multi-brand, specialty apparel retailer. Other prior executive positions held by Mr. Fogarty include Managing Director of Alvarez & Marsal, an independent global professional services firm, from August 1994 until April 2009, President and Chief Operating Officer of Lehman Brothers Holdings (subsequent to its Chapter 11 bankruptcy filing) from September 2008 until April 2009, President and CEO of American Italian Pasta Company, the largest producer of dry pasta in North America, from September 2005 through February 2008, Chief Financial Officer of Levi Strauss & Co., a brand-name apparel company, from 2003 until 2005, and from December 2001 through September 2003, he served as Senior Vice President and Chief Financial Officer and for a period as a Director of The Warnaco Group, a global apparel maker.  From October 2011 through October 2015, Mr. Fogarty served as a director of Regis Corporation (NYSE:RGS), which owns, operates and franchises hair and retail products. Mr. Fogarty holds a Bachelor’s degree in Economics and Computer Science from Williams College and an MBA in Finance and Accounting from the Leonard Stern School of Business at New York University.

CUSIP NO. 249908104

Peter A. Lankau is currently a principal in the consulting firm, Lankau Consulting LLC, which provides advisory and consulting services to support boards of directors and senior management of pharmaceutical and biotechnology companies, as well as venture capital and private equity firms, which he founded in January 2014.  Mr. Lankau has served as Chairman of the Board of Directors of Phosphagenics Limited (ASX: POH), an Australian research-based biotechnology company, since May 2015 and as a Director since April 2015. He has also served as a member of the Board of Directors of ANI Pharmaceuticals, Inc. (NASDAQ: ANIP), an integrated specialty pharmaceutical company developing, manufacturing, and marketing branded and generic prescription pharmaceuticals, since October 2015. Previously, Mr. Lankau was Executive Chairman at Nautilus Neurosciences, Inc., a private neurology-focused specialty pharmaceutical company, from October 2011 to January 2014, which sold its business assets to Depomed in December 2013.  From April 2009 to February 2011, he was Chief Executive Officer and from February 2011 to December 2012, Chairman, of Logical Therapeutics, Inc., a privately held, clinical stage biopharmaceutical company which developed therapeutic agents to treat medical conditions caused by inflammatory diseases.  From 2005 to 2008, Mr. Lankau was President, Chief Executive Officer and a member of the Board of Directors of Endo Pharmaceuticals Inc., the predecessor of Endo International plc (NASDAQ: ENDP), a specialty pharmaceutical company (“Endo”).  He also previously served as Endo’s President and Chief Operating Officer and as Senior Vice President, Commercial Business. Prior to Endo, Mr. Lankau was Vice President, Sales and Marketing for Alpharma, Inc. He began his pharmaceutical career with Rhone-Poulenc Rorer, Inc. (now Sanofi) in multiple commercial roles, and was most recently Vice President, Sales-US Pharmaceuticals. Mr. Lankau also currently serves on the Board of Advisors of Orchard Venture Partners, a life sciences venture capital firm, a position he has held since January 2013.  He received his Bachelor of Science degree from the University of Albany.

Gavin T. Molinelli is a Partner of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies. Prior to the formation of Starboard Value LP in 2011, as part of the spin-out from Ramius, Mr. Molinelli was a Director and Investment Analyst for the Ramius Value & Opportunity Fund. Prior to joining Ramius in October 2006, Mr. Molinelli was a member of the Technology Investment Banking group at Banc of America Securities LLC.  Mr. Molinelli previously served on the Board of Directors of Wausau Paper Corp., a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016.  Mr. Molinelli was also formerly on the Board of Directors of Actel Corp, a semi-conductor company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

Mary K. Pendergast, J.D., LL.M. is currently the President of Pendergast Consulting, a legal and regulatory consulting firm to pharmaceutical and biotechnology companies, which she founded in June 2003. Ms. Pendergast has also served as a member of the Boards of Directors of Impax Laboratories, Inc. (NASDAQ: IPXL), a specialty pharmaceutical company, since July 2013 and ICON plc (NASDAQ: ICLR), a provider of outsourced development services to pharmaceutical, biotechnology and medical device industries, since February 2014.  Previously, Ms. Pendergast served as Executive Vice President, Government Affairs, at Elan Corporation, plc, a then publicly traded major drugs firm based in Dublin, Ireland, from January 1998 to June 2003.  Prior to that, Ms. Pendergast served as Deputy Commissioner and Senior Advisor to the Commissioner at the US Food and Drug Administration (“FDA”), from November 1990 to December 1997, and as Associate Chief Counsel for Enforcement, Office of the General Counsel, at the FDA, from July 1979 to November 1990.  She was also an attorney at the Office of the General Counsel, Department of Health and Human Services, from July 1977 to June 1979.  Ms. Pendergast also previously served on the Board of Directors of ARCA biopharma, Inc. (NASDAQ: ABIO), a biopharmaceutical company developing genetically-targeted therapies for cardiovascular diseases, from 2002 until May 2011. Ms. Pendergast received a B.A. degree from Northwestern University, a J.D. degree from the University of Iowa College of Law, and an LL.M. degree from Yale Law School.

CUSIP NO. 249908104

Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies, which he co-founded in March 2011, after having launched the Starboard Value investment strategy in 2002. Previously, Mr. Smith was a Partner and Managing Director of Ramius LLC, a subsidiary of the Cowen Group, Inc. (“Cowen”).  Mr. Smith is a former member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius LLC in January 1998, he served as Vice President of Strategic Development and a member of the Board of Directors of The Fresh Juice Company, Inc.  Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale.  Mr. Smith currently serves on the Board of Directors of Advance Auto Parts, Inc. (NYSE: AAP), a leading automotive aftermarket parts provider in North America, a position he has held since November 2015.  He also currently serves on the Board of Directors of Yahoo! Inc. (NASDAQ: YHOO), a multinational technology company, a position he has held since April 2016. Previously, he served as Chairman of the Board of Directors of Darden Restaurants, Inc. (NYSE: DRI), a full service restaurant chain, from October 2014 to April 2016. Mr. Smith also previously served as a member of the Board of Directors of each of Quantum Corporation (NYSE: QTM), a global expert in data protection and big data management, from May 2013 to May 2015, Office Depot, Inc. (NYSE: ODP), an office supply company, from August 2013 to September 2014, Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013, Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012, and Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011. Mr. Smith was the Chairman of the Board of Directors of Phoenix Technologies Ltd., a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010.  In addition, Mr. Smith previously served as a member of the Board of Directors of each of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation (NASDAQ: MSCC) in October 2010, S1 Corporation, a provider of customer interaction software for financial and payment services, from May 2006 to September 2008, Kensey Nash Corporation, a leading medical technology company, from December 2007 to February 2009, and The Fresh Juice Company, Inc. (FRSH) from 1996 until its sale to the Saratoga Beverage Group (TOGA) in 1998.  Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics.

On May 26, 2016, the Reporting Persons filed preliminary proxy materials with the Securities and Exchange Commission in furtherance of soliciting the requisite requests representing at least ten percent (10%) of the Issuer’s outstanding shares to deliver the special meeting request to the Issuer in order to call a special meeting to remove and replace the current Board with its highly-qualified Nominees.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 61,097,929 Shares outstanding, as of May 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2016.

CUSIP NO. 249908104

A.	Starboard V&O Fund

(a)	As of the close of business on May 31, 2016, Starboard V&O Fund beneficially owned 4,636,387 Shares.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 4,636,387
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,636,387
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on May 31, 2016, Starboard S LLC beneficially owned 548,714 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 548,714
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 548,714
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on May 31, 2016, Starboard C LP beneficially owned 304,821 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 304,821
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 304,821
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 249908104

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 304,821 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 304,821
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 304,821
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 304,821 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 304,821
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 304,821
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on May 31, 2016, 525,078 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,636,387 Shares owned by Starboard V&O Fund, (ii) 548,714 Shares owned by Starboard S LLC, (iii) 304,821 Shares owned by Starboard C LP, and (iv) 525,078 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 6,015,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,015,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 249908104

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,636,387 Shares owned by Starboard V&O Fund, (ii) 548,714 Shares owned by Starboard S LLC, (iii) 304,821 Shares owned by Starboard C LP, and (iv) 525,078 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 6,015,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,015,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,636,387 Shares owned by Starboard V&O Fund, (ii) 548,714 Shares owned by Starboard S LLC, (iii) 304,821 Shares owned by Starboard C LP, and (iv) 525,078 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 6,015,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,015,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,636,387 Shares owned by Starboard V&O Fund, (ii) 548,714 Shares owned by Starboard S LLC, (iii) 304,821 Shares owned by Starboard C LP, and (iv) 525,078 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 6,015,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,015,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 249908104

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,636,387 Shares owned by Starboard V&O Fund, (ii) 548,714 Shares owned by Starboard S LLC, (iii) 304,821 Shares owned by Starboard C LP, and (iv) 525,078 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,015,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,015,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Mr. Molinelli

(a)	As of the close of business on May 31, 2016, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

L.	Mr. Delucca

(a)	As of the close of business on May 31, 2016, Mr. Delucca did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Delucca has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 249908104

M.	Mr. Fogarty

(a)	As of the close of business on May 31, 2016, Mr. Fogarty directly owned 16,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 16,450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,450
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fogarty has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

N.	Mr. Lankau

(a)	As of the close of business on May 31, 2016, Mr. Lankau did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lankau has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

O.	Ms. Pendergast

(a)	As of the close of business on May 31, 2016, Ms. Pendergast did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Pendergast has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 249908104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 26, 2016, the Reporting Persons entered into an Amended and Restated Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to form a group for the purpose of (i) submitting the Record Date Request Notice, (ii) soliciting written requests from the holders of 10% or more of the outstanding Shares to call a special meeting of shareholders of the Issuer, and (iii) soliciting proxies at any such special meeting for the purpose of removing the current members of the Board and electing the Nominees, or any other person designated by Starboard V&O Fund, as directors of the Issuer to fill the vacancies (collectively, the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC and Starboard C LP agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Amended and Restated Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund and its affiliates have agreed to indemnify each of Messrs. Delucca and Lankau and Ms. Pendergast against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard V&O Fund has agreed to compensate each of Messrs. Delucca and Lankau, as well as Ms. Pendergast, for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Delucca and Lankau, and Ms. Pendergast (i) $15,000 in cash upon submission of the Record Date Request Notice and (ii) $15,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard Value LP or its affiliates relating to the Solicitation.  Pursuant to the Compensation Letter Agreements, each of Messrs. Delucca and Lankau and Ms. Pendergast agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”), at such time that each of Messrs. Delucca and Lankau, and Ms. Pendergast, shall determine, but in any event no later than fourteen (14) days after receipt of such compensation, subject to certain limitations.  If elected or appointed to serve as a director of the Board, each of Messrs. Delucca and Lankau and Ms. Pendergast agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of his or her election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Delucca and Lankau and Ms. Pendergast may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Amended and Restated Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Gavin T. Molinelli, John J. Delucca, James P. Fogarty, Peter A. Lankau and Mary K. Pendergast, dated May 26, 2016.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Compensation Letter Agreement.

99.4	Powers of Attorney.

CUSIP NO. 249908104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Gavin T. Molinelli, John J. Delucca, James P. Fogarty, Peter A. Lankau and Mary K. Pendergast

CUSIP NO. 249908104

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	99,310	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(99,310)	16.2400	04/13/2016
Purchase of Common Stock	16,478	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(16,478)	16.2400	04/13/2016
Purchase of Common Stock	24,716	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(24,716)	16.2600	04/14/2016
Purchase of Common Stock	148,966	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(148,966)	16.2600	04/14/2016

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	11,743	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(11,743)	16.2400	04/13/2016
Purchase of Common Stock	1,950	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(1,950)	16.2400	04/13/2016
Purchase of Common Stock	2,925	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(2,925)	16.2600	04/14/2016
Purchase of Common Stock	17,614	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(17,614)	16.2600	04/14/2016

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	6,525	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(6,525)	16.2400	04/13/2016
Purchase of Common Stock	1,072	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(1,072)	16.2400	04/13/2016
Purchase of Common Stock	1,609	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(1,609)	16.2600	04/14/2016
Purchase of Common Stock	9,788	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(9,788)	16.2600	04/14/2016

CUSIP NO. 249908104

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	12,922	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(12,922)	16.2400	04/13/2016
Purchase of Common Stock	19,382	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(19,382)	16.2600	04/14/2016